FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 1, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Krisztina Förhécz, Matáv IR
+36 1 457 6029
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV SIGNS INTER-COMPANY LOAN TO PARTIALLY FINANCE DIVIDEND PAYMENT

BUDAPEST – June 1, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces the signature of a loan agreement with Deutsche Telekom Group for a Hungarian forint-denominated loan. The loan will be used to partially finance Matáv’s recently announced dividend payment.

The Deutsche Telekom Group loan is in the amount of HUF 60 billion from June 2, 2004, and consists of two tranches of HUF 20 billion and HUF 40 billion. The two tranches will expire in 2008 and 2012, respectively. By taking out this medium- and long term financing, Matáv will lengthen the average maturity of its debt portfolio. The arrangement also keeps Matáv’s capital structure in line with its stated objectives.

This new facility will be subject to a variable interest rate with an all-in margin of 55 basis points over the 3-month BUBOR for the HUF 20 billion tranche and of 81 basis points over the 3-month BUBOR for the HUF 40 billion tranche. The other terms are similar to those in other inter-company loan agreements.

Matáv currently holds a BBB+ credit rating from Standard & Poor’s and Baa1 from Moody’s.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: June 1, 2004